August 14, 2014

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C.  20549

Application to Withdraw

Post-Effective Amendments No. 1 and 2

to

Registration Statement on Form S-3
ETFS Silver Trust

Registration No.:  333-195514

Dear Ladies and Gentlemen:

ETF Securities USA LLC, the sponsor of ETFS Silver Trust (the “Trust”), hereby applies on behalf of the Trust, pursuant to Rule 477 under the Securities Act of 1933, to withdraw (A) Post-Effective Amendment No. 1 (“Amendment No. 1”) to the  registration statement on Form S-3 (File No. 333-195514) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2014, and (B) Post-Effective Amendment No. 2 (“Amendment No. 2” and together with Amendment No.1, the “Amendments”) to the Registration Statement that was filed with the Commission on August 12, 2014.  The Amendments were originally filed under the EDGAR submission type that incorrectly indicated that they were pre-effective amendments to the Registration Statement and are being withdrawn solely for this reason. No securities were sold in connection with the offering contemplated by the Amendments. For the foregoing reasons we believe that the withdrawal of the Amendments is consistent with the public interest and the protection of investors.

Please do not hesitate to contact the undersigned at 011-44-1534-825-509 or, in my absence, Peter J. Shea of Katten Muchin Rosenman LLP at (212) 940-6447 if you have any questions or comments with respect to this application to withdraw the Amendments.

Sincerely yours,

ETF Securities USA LLC, as sponsor of the Trust

By:/s/ Christopher Foulds

Christopher Foulds

Chief Financial Officer & Treasurer

cc:Peter J. Shea